Exhibit 99.1

Brazil Potash Corp.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2025 and 2024

-- Stated in United States (“U.S.”) dollars –

Unaudited

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	September 30, 2025	Year ended December 31, 2024
ASSETS
Current
Cash and cash equivalents	$9,336,850	$18,861,029
Amounts receivable (Note 3)	316,864	594,940
Prepaid expenses	324,204	1,494,483
Total current assets	9,977,918	20,950,452
Non-current
Property and equipment (Note 4)	919,081	791,597
Right of use asset (Note 5)	557,501	527,862
Exploration and evaluation assets (Note 6)	140,196,244	118,785,555
Total assets	$151,650,744	$141,055,466
LIABILITIES
Current
Trade payables and accrued liabilities (Notes 7, 12)	$1,601,083	$3,016,988
Current portion of lease liability (Note 5)	97,728	$70,305
Total current liabilities	1,698,811	3,087,293
Non-current
Lease liability (Note 5)	$557,717	$535,300
Warrant liability (Note 10)	3,300	132,200
Deferred income tax liability	2,331,078	1,880,387
Total liabilities	4,590,906	5,635,180
Equity
Share capital (Note 8)	310,704,304	281,296,133
Share-based payments reserve (Note 9)	98,821,539	93,515,510
Warrants reserve (Note 10)	543,601	543,601
Accumulated other comprehensive loss	(71,355,392)	(81,361,294)
Deficit	(191,654,214)	(158,573,664)
Total equity	147,059,838	135,420,286
Total liabilities and equity	$151,650,744	$141,055,466

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 13)

Subsequent event (Note 14)

Approved by the Board of Directors on November 12, 2025

“MAYO SCHMIDT”, Director

“DEBORAH BATTISTON”, Director

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Expenses
Consulting and management fees (Note 12)	$1,257,384	$548,700	$3,909,639	$1,792,984
Professional fees	40,035	383,328	680,526	1,206,431
Share-based compensation (Notes 9, 12)	9,721,724	10,847,847	36,336,555	20,744,083
Travel expenses (Note 12)	46,299	67,002	388,406	332,543
General office expenses	350,379	37,014	1,065,254	106,750
Foreign exchange (gain)	5,218	12,492	(27,883)	7,268
Communications and promotions	564,040	286,309	2,833,705	707,004
Operating Loss	11,985,079	12,182,692	45,186,202	24,897,063
Finance costs (Note 8(b))	—	—	375,000	—
Finance income	(81,898)	(4,527)	(388,002)	(14,142)
Change in fair value of warrant liability (Note 10)	2,400	—	(128,900)	—
Gain on sale of fixed assets	—	—	(6,078)	—
Loss for the year before income taxes	11,905,581	12,178,165	45,038,222	24,882,921
Deferred income tax provision	31,791	34,504	133,440	90,962
Loss for the year after income taxes	$11,937,372	$12,212,669	$45,171,662	$24,973,883
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(1,882,918)	(1,296,016)	(10,005,902)	7,986,203
Total comprehensive loss for the period	$10,054,454	$10,916,653	$35,165,760	$32,960,086
Basic and diluted loss per share	$0.29	$0.34	$1.14	$0.70
Weighted average number of common shares outstanding—basic and diluted	41,618,719	36,102,936	39,501,931	35,807,853

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(Unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2023	35,586,301	242,487,728	604,000	64,280,247	(65,419,483)	(112,731,831)	129,220,661
Deferred share units	—	—	—	10,108,561	—	—	10,108,561
Deferred share units exercised (Notes 8 and 9(b))	168,750	2,650,000	—	(2,650,000)	—	—	—
Restricted share units (Note 9(c))	—	—	—	9,104,110	—	—	9,104,110
Option vesting (Note 9(a))	—	—	—	2,970	—	—	2,970
Option exercise (Note 9(a)	354,166	4,392,503	—	(2,875,003)	—	—	1,517,500
Option expiry (Note 8(a))	—	—	—	(566,620)	—	566,620	—
Warrants issued (Note 9)	—	—	459,500	—	—	—	459,500
Warrant exercise (Note 10)	93,750	1,959,500	(459,500)	—	—	—	1,500,000
Loss and comprehensive loss for the period	-	—	—	-	(7,986,203)	(24,973,883)	(32,960,086)

Balance, September 30, 2024	36,202,967	251,489,731	604,000	77,404,265	(73,405,686)	(137,139,094)	118,953,216

Balance, December 31, 2024	38,403,737	281,296,133	543,601	93,515,510	(81,361,294)	(158,573,664)	135,420,286
Deferred share units (Note 9(b))	—	—	—	2,078,985	—	—	2,078,985
Deferred share units exercised (Notes 8 and 9(b))	900,000	14,467,160	—	(14,467,160)	—	—	—
Restricted share units (Note 9(c))	—	—	—	38,311,827	—	—	38,311,827
Restricted share units exercised (Notes 8 and 9(b))	575,000	8,446,000	—	(8,446,000)	—	—	—
Option exercise (Note 9(a)	10,000	120,511	—	(80,511)	—	—	40,000
Option expiry (Note 8(a))	—	—	—	(12,091,112)		12,091,112	—
Common shares purchased under equity line of credit, net of issuance costs (Note 8)	3,750,000	5,999,500	—	—	—	—	5,999,500
Common shares issued for equity line of credit (Note 8)	215,852	375,000	—	—	—	—	375,000
Loss and comprehensive income for the period	-	—	—	-	10,005,902	(45,171,662)	(35,165,760)
Balance, September 30, 2025	43,854,589	310,704,304	543,601	98,821,539	(71,355,392)	(191,654,214)	147,059,838

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	(45,171,662)	(24,973,883)
Adjustment for:
Finance costs	375,000	—
Finance income	(388,002)	(14,142)
Share-based compensation	36,336,555	20,744,083
Change in fair value of warrant liability	(128,900)	—
Gain on sale of fixed assets	(6,078)
Deferred income tax provision	133,440	90,962
	(8,849,647)	(4,152,980)
Change in amounts receivable	280,823	(47,465)
Change in prepaid expenses	1,171,506	36,671
Change in trade payables and accrued liabilities	(1,451,137)	3,367,937
Net cash used in operating activities	(8,848,455)	(795,837)
CASH FLOWS FROM
FINANCING ACTIVITIES
Purchase of shares under ELOC, net of issuance costs	5,999,500	—
Option exercise	40,000	1,517,500
Warrant exercise	—	1,500,000
Principal reduction in lease liability	(147,975)	—
Net cash from financing activities	5,891,525	3,017,500
CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(1,244)	(5,033)
Exploration and evaluation assets	(7,023,820)	(3,353,325)
Finance income	388,002	14,142
Proceeds from disposition of fixed assets	6,078	—
Net cash used in investing activities	(6,630,984)	(3,344,216)
Effect of exchange rate changes on cash and cash equivalents	63,735	(76,510)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,524,179)	(1,199,063)
CASH AND CASH EQUIVALENTS, beginning of period	18,861,029	2,450,239
CASH AND CASH EQUIVALENTS, end of period	9,336,850	1,251,176
SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	93,552	3,629
Share-based compensation (recovery) included in exploration and evaluation assets	4,054,257	(1,068,942)
Amendment to right of use asset and lease liability	40,973	—
Lease finance interest capitalized to exploration and evaluation assets	65,078	—

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

1.
Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. On November 27, 2024, the Company commenced trading on the New York Stock Exchange America (the “NYSE”) under the symbol “GRO”. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed interim consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	September 30, 2025	December 31, 2024
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

On September 25, 2023, the Mura indigenous people completed free and informed consultations following United Nations International Labour Organization Convention 169 protocols with over 90% voting in support, based on 94% of the invited tribe’s participating, to permit and construct the Project.

On August 25, 2023, the Company submitted to the Brazilian Amazonas Environmental Protection Institute (IPAAM) an application for the Installation License to ensure that the Company moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. On October 17, 2023, the Appellate Court accepted the new action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Subsequent Lower Court Decision, therefore reinstating the environmental licensing and allowing licensing to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing the Company’s licenses.

As of August 2024, the Company has received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Installation Licenses required for the construction of the Autazes Project.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

1.
Reporting entity and going concern (continued)

Going Concern

The preparation of the condensed interim consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $45,171,662 for the nine months ended September 30, 2025 ($24,973,883 for the nine months ended September 30, 2024) and as at September 30, 2025 had an accumulated deficit of $191,654,214 (December 31, 2024 - $158,573,664) and working capital of $8,279,107 as at September 30, 2025 (including cash of $9,336,850) (December 31, 2024 – working capital of $17,863,159 (including cash of $18,861,029)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE. Additionally, subsequent to September 30, 2025, the Company closed a private placement financing (see Note 14).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed interim consolidated financial statements of the Company on the going concern basis.

2.
Basis of preparation
a)
Statement of compliance:

The condensed interim consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (which are referred to as “IFRS”), as issued by the International Accounting Standards Board (“IASB®”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 12, 2025.

b)
Material accounting policies:

The condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024, except as noted below.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

2.
Basis of preparation (continued)
b)
Material accounting policies: (continued)

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods commencing on or after January 1, 2026. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 18 - Presentation and Disclosure of Financial Statement: In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: In May 2024, the International Accounting Standards Board (IASB) issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments. The amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods. The Company is assessing the impacts to ensure that all information complies with the standard.

3.
Amounts receivable

	September 30, 2025	December 31, 2024
HST	$270,044	$586,554
Other receivables	46,820	8,386
Total amounts receivable	$316,864	$594,940

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

4.
Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2025	$41,310	$77,841	$15,078	$772,166	$906,395
Additions	—	1,221	—	—	1,221
Disposals	(11,260)	—	—	—	(11,260)
Effect of foreign exchange	5,854	12,890	2,385	126,858	147,987
At September 30, 2025	$35,904	$91,952	$17,463	$899,024	$1,044,343
Depreciation:
At January 1, 2025	$41,039	$64,471	$9,288	$—	$114,798
Effect of foreign exchange	5,809	10,799	1,455	—	18,063
Disposals	(11,260)	—	—	—	(11,260)
Depreciation charge for the period	—	3,322	339	—	3,661
At September 30, 2025	$35,588	$78,592	$11,082	$—	$125,262
Net book value:
At September 30, 2025	$316	$13,360	$6,381	$899,024	$919,081
At January 1, 2025	$271	$13,370	$5,790	$772,166	$791,597

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2024	$52,839	$94,715	$18,138	$987,671	$1,153,363
Additions	—	4,355	890	—	5,245
Effect of foreign exchange	(11,529)	(21,229)	(3,950)	(215,505)	(252,213)
At December 31, 2024	$41,310	$77,841	$15,078	$772,166	$906,395
Depreciation:
At January 1, 2024	$52,491	$77,638	$11,202	$—	$141,331
Effect of foreign exchange	(11,452)	(17,501)	(2,383)	—	(31,336)
Depreciation charge for the year	—	4,334	469	—	4,803
At December 31, 2024	$41,039	$64,471	$9,288	$—	$114,798
Net book value:
At December 31, 2024	$271	$13,370	$5,790	$772,166	$791,597
At January 1, 2024	$348	$17,077	$6,936	$987,671	$1,012,032

5.
Leases

During the year ended December 31, 2024, the Company entered into agreements to lease, for a term of six years, 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of dry stacked tailings piles. Each of these lease agreements also provides the Company with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. The Company recognized a right-of-use asset and a lease liability of $778,479 on inception of the leases.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

5.
Leases (continued)

	Cost	Amortization	Balance
Balance, December 31, 2023	$—	$—	$—
Additions	737,506	(75,777)	661,729
Effect of foreign exchange	—	(133,867)	(133,867)
At December 31, 2024	$737,506	$(209,644)	$527,862
Additions	40,973	(89,891)	(48,918)
Effect of foreign exchange	—	78,557	78,557
At September 30, 2025	$778,479	$(220,978)	$557,501

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate of 12.75% to achieve a constant rate of interest on the remaining balances of the liabilities. For the nine months ended September 30, 2025, the Company recognized $65,078 (nine months ended September 30, 2024 - $nil) in interest expense related to its lease liabilities, capitalized to exploration and evaluation assets.

A reconciliation of the lease liabilities for the nine months ended September 30, 2025 and the year ended December 31, 2024 is as follows:

	September 30, 2025	December 31, 2024
Balance, beginning of period	$605,605	$—
Acquisition of lease	—	737,506
Lease amendment	40,973	—
Cash outflows	(147,975)	(42,289)
Finance costs	65,078	55,795
Effect of foreign exchange	91,764	(145,407)

Balance, end of period	$655,445	$605,605

	September 30, 2025	December 31, 2024
Lease Liability - current	$97,728	$70,305
Lease Liability - non-current	557,717	535,300
	$655,445	$605,605

6.
Exploration and evaluation assets

	September 30, 2025	December 31, 2024
Balance, beginning of period	$118,785,555	$129,298,494
Additions:
Mineral rights and land fees	12,865	30,127
Site operations, environmental, construction, consulting and technical costs	7,169,585	4,885,615
Share-based compensation (Note 9)	4,054,257	1,682,382
Proceeds from royalty option agreement*	—	(1,000,000)
Effect of foreign exchange	10,173,982	(16,111,063)
Balance, end of period	$140,196,244	$118,785,555

* On November 1, 2024, the Company and its Subsidiary entered into an option agreement (see Note 13) and received $1,000,000.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

7.
Trade payables and accrued liabilities

	September 30, 2025	December 31, 2024
Trade payables	$990,002	$1,271,484
Accruals	611,081	1,745,504
Total trade payables and accrued liabilities	$1,601,083	$3,016,988

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 12).

8.
Share capital
(a)
Authorized

Unlimited number of common shares without par value.

(b)
Issued

	Nine months ended September 30, 2025		Year ended December 31, 2024
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares

Balance, beginning of period	38,403,737	281,296,133	35,586,301	242,487,728

Initial public offering, net of issuance costs	—	—	2,000,000	27,460,805
DSU exercise (Note 9)	900,000	14,467,160	173,958	2,733,328
RSU exercise (Note 9)	575,000	8,446,000	31,875	460,225
Option exercise (Note 9)	10,000	120,511	489,166	6,019,398
Warrant exercise (Note 10)	—	—	122,437	2,134,649
Purchase of shares under ELOC, net of issuance costs (Note 8(b))	3,750,000	5,999,500	—	—
Issued for equity line of credit	215,852	375,000	—	—
Balance, end of period	43,854,589	310,704,304	38,403,737	281,296,133

On October 18, 2024, the Company consolidated its common shares on the basis of 4:1. All common shares, options, DSUs, RSUs, warrants and value per share amounts in the condensed interim consolidated financial statements have been updated retrospectively to reflect the share consolidation.

Activity during the nine months ended September 30, 2025

During the nine months ended September 30, 2025, 900,000 DSUs with a grant date fair value of $14,467,160, were exercised.

During the nine months ended September 30, 2025, 575,000 RSUs with a grant date fair value of $8,446,000, were exercised.

During the nine months ended September 30, 2025, 10,000 options with weighted average exercise prices of $4.00, were exercised for gross proceeds of $40,000.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

8.
Share capital (continued)
(b)
Issued (continued)

On May 1, 2025 (the (“Execution Date”), the Company entered into an equity line of credit agreement (the “ELOC”) with Alumni Capital LP (“Alumni Capital”). Under the terms of the ELOC, the Company has the right to sell and Alumni Capital has the obligation to purchase up to $75 million worth of common shares of the Company over a 24 month period at prices based on the market price at the time of each sale to Alumni Capital. The Company, at its sole discretion, controls the timing and amount of the sale of common shares. In consideration for the ELOC’s execution and delivery of the ELOC, the Company agreed to issue to Alumni Capital (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) which were issued June 20, 2025 (see below) and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche is issued and delivered, in accordance with the terms and subject to the conditions of the ELOC.

During the nine months ended September 30, 2025, the Company issued 3,750,000 common shares of the Company for gross proceeds of $6,064,500 under the terms of the ELOC with Alumni Capital. The Company paid $65,000 in connection with the share issuance.

On June 20, 2025, 215,852 common shares, with a grant date fair value of $375,000, were issued as consideration for the execution and delivery of the ELOC with Alumni Capital. The fair value of the common shares is included in finance costs in the condensed consolidated statements of loss and comprehensive loss.

Activity during the year ended December 31, 2024

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company paid $2,020,095 in share issue costs and issued 100,000 broker warrants with exercise prices of $19.50. The grant date fair value of the broker warrants of $519,100 was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the historical volatility of comparable companies of 75.01%; risk-free interest rate of 3.23%, a stock price of $15.00 and an expected life of 2 years.

During the year ended December 31, 2024, 173,958 DSUs with a grant date fair value of $2,733,328 and 31,875 RSUs with a grant date fair value of $460,225 were exercised.

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21 were exercised for gross proceeds of $2,057,500.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

9.
Share-based payments

The continuity of share-based payments reserve activity during the periods was as follows:

	September 30, 2025	December 31, 2024
Balance, beginning of the period	$93,515,510	$64,280,247
Vesting and forfeiture of options	—	2,970
Vesting and forfeiture of DSUs	2,078,985	11,100,686
Vesting of RSUs	38,311,827	25,853,678
DSU exercise	(14,467,160)	(2,733,328)
RSU exercise	(8,446,000)	(460,225)
Option exercise	(80,511)	(3,961,898)
Expired options	(12,091,112)	(566,620)
Balance, end of the period	$98,821,539	$93,515,510

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

9.
Share-based payments (continued)
(a)
Option plan: (continued)

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;
-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and
-

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the periods were as follows (in number of options):

	Nine months ended September 30, 2025		Year ended December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	913,125	$10.17	1,455,625	$8.34
Exercised	(10,000)	4.00	(489,166)	4.21
Expired	(828,125)	9.72	(53,334)	15.00
Balance, end of period	75,000	$16.00	913,125	$10.17

Activity during the nine months ended September 30, 2025

On January 24, 2025, 10,000 options with exercise prices of $4.00, were exercised for gross proceeds of $40,000. Closing market price of the Company’s shares on the date of exercise was $5.72.

Activity during the year ended December 31, 2024

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21, were exercised for gross proceeds of $2,057,500 and 53,334 options with exercise prices of $15.00, expired, unexercised. All option exercises during the year ended December 31, 2024 occurred prior to the closing of the Company’s IPO on November 29, 2024.

At September 30, 2025, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
January 20, 2027	62,500	62,500	$16.00
May 11, 2028	12,500	12,500	$16.00
	75,000	75,000

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

9.
Share-based payments (continued)
(b)
Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the Company. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Nine months ended September 30, 2025	Year ended December 31, 2024
Balance, beginning of period	4,102,083	3,552,083
Exercised	(900,000)	(173,958)
Forfeit	—	(82,292)
Granted	299,000	806,250
Balance, end of period	3,501,083	4,102,083

Of the 3,501,083 DSUs outstanding, 2,984,417 have vested.

The 1,675,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)
As to one-third of the DSUs, vesting shall occur immediately;
(ii)
As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and
(iii)
As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 1,675,000 DSUs granted, 141,667 were forfeit, unvested, and 1,116,667 DSUs have vested, of which 166,667 were exercised and 83,333 were cancelled. The remaining 416,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024, then to March 31, 2025, and then to June 30, 2026, as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the three and nine months ended September 30, 2025, the Company expensed $6,356 and $18,860, respectively, related to this amortization (three and nine months ended September 30, 2024 – $30,502 and $90,850, respectively) of which, $1,272 and $3,773, respectively (three and nine months ended September 30, 2024 – $6,101 and $18,171, respectively) was capitalized to exploration and evaluation assets, with the remaining $5,084 and $15,087, respectively (three and nine months ended September 30, 2024 - $24,401 and $72,679, respectively) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $10.00.

On August 9, 2019, the Company granted 125,000 DSUs. 50,000 DSUs vested immediately, while 37,500 DSU’s would vest when the Company obtained its installation license for the Autazes project estimated to be March 31, 2022 and the final 37,500 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest early in 2024 and March 31, 2025, respectively. On March 28, 2024, the 50,000 DSUs that were vested were exercised and the remaining 75,000 DSUs were forfeited, unvested. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the three and nine months ended September 30, 2025, the Company recorded an expense of $nil (three and nine months ended September 30, 2024 – a recovery of $nil and $1,087,113, respectively) capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

9.
Share-based payments (continued)
(b)
Deferred share units plan (“DSU”) (continued):

On February 15, 2022, the Company granted 862,500 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 506,250 of the DSUs were cancelled, on December 23, 2024, 5,208 of the DSUs were exercised and during the year ended December 31, 2024, 7,292 of the DSUs were forfeited. The fair value of the DSUs is amortized over the vesting period. During the three and nine months ended September 30, 2025, the Company recognized an expense of $nil and $38,468, respectively (three and nine months ended September 30, 2024 - $125,422 and $436,962, respectively) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On October 11, 2023, the Company granted 87,500 DSUs to consultants of the Company. 25,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 62,500 DSUs vest on October 11, 2024. During the three and nine months ended September 30, 2025, the Company recognized an expense of $nil (three and nine months ended September 30, 2024 – a recovery of $904 and an expense of $961,629, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 23, 2024, the Company granted 312,500 DSUs to a director and a consultant of the Company. The DSUs vested immediately. On June 14, 2024, 62,500 of the DSUs were exercised. During three and nine months ended September 30, 2025, the Company recognized an expense of $nil (three and nine months ended September 30, 2024 - $nil and $5,000,000, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 20, 2024, the Company granted 187,500 DSUs to a former director and a consultant of the Company. 125,000 of the DSUs vested immediately. Of the remaining 62,500 DSUs, 12,500 vested immediately and 50,000 vest in 4 equal installments annually from the date of grant. During the three and nine months ended September 30, 2025, the Company recognized an expense of $54,603 and $255,728, respectively (three and nine months ended September 30, 2024 - $105,014 and $2,316,429, respectively) related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 28, 2024, the Company granted 56,250 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. On July 11, 2024, the DSUs were exercised. During the three and nine months ended September 30, 2025, the Company recognized an expense of $nil (three and nine months ended September 30, 2024 - $nil and $900,000, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00. On July 11, 2024, the DSUs were exercised.

On August 12, 2024, the Company granted 250,000 DSUs under the Company’s new incentive plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant. During the three and nine months ended September 30, 2025, the Company recognized an expense of $267,549 and $1,260,619, respectively (three and nine months ended September 30, 2024 - $1,489,804), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

9.
Share-based payments (continued)
(b)
Deferred share units plan (“DSU”) (continued):

On June 5, 2025, the Company granted 299,000 DSUs under the Company’s new incentive plan to an employee and a consultant of the Company. The DSUs vest immediately on the date of grant. During the three and nine months ended September 30, 2025, the Company recognized an expense of $nil and $505,310, respectively (three and nine months ended September 30, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $1.69.

During the three and nine months ended September 30, 2025, the total amount related to the vesting of DSUs was an expense of $328,508 and $2,078,985, respectively (three and nine months ended September 30, 2024 – $1,749,838 and $10,108,561, respectively) of which an expense of $1,272 and $3,773, respectively (three and nine months ended September 30, 2024 – an expense of $6,101 and a recovery of $1,068,942, respectively) was charged to capitalized exploration and evaluation assets and an expense of $327,236 and $2,075,212, respectively (three and nine months ended September 30, 2024 - $1,743,737 and $11,177,503, respectively) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

(c)
Restricted share units plan (“RSU”):

The Incentive Compensation Plan provides for the grant of RSUs to employees, officers or directors of the Company. An award of restricted stock units confers upon a participant the right to Common Shares of the Company at the end of a specified deferral period. An award of restricted stock units carries no voting or other rights associated with share ownership prior to settlement.

RSU transactions continuity during the periods were as follows (in number of RSUs):

	Nine months ended September 30, 2025	Year ended December 31, 2024
Balance, beginning of period	4,425,625	—
Granted	511,000	4,457,500
Exercised	(575,000)	(31,875)
Balance, end of period	4,361,625	4,425,625

Of the 4,361,625 RSUs outstanding, 565,125 have vested.

On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the three and nine months ended September 30, 2025, the Company recognized an expense of $8,086,804 and $23,996,712, respectively (three and nine months ended September 30, 2024 - $8,954,980) related to the estimated fair value of the RSUs of which an expense of $1,113,163 and $3,303,190, respectively (three and nine months ended September 30, 2024 – $nil) was capitalized to exploration and evaluation assets and an expense of $6,973,641 and $20,693,522, respectively (three and nine months ended September 30, 2024 –$8,954,980) is included in the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

9.
Share-based payments (continued)
(c)
Restricted share units plan (“RSU”) (continued):

On August 12, 2024, the Company granted 87,500 restricted share units (“RSUs”) to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the three and nine months ended September 30, 2025, the Company recognized an expense of $251,835 and $747,294, respectively (three and nine months ended September 30, 2024 - $149,130) related to the estimated fair value of the RSUs at the date of grant which was capitalized to exploration and evaluation assets. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 9, 2024, the Company granted 387,500 RSUs to directors, officers and consultants of the Company. The RSUs vest in four equal tranches every six months, with the first tranche vesting on the date of grant. During the three and nine months ended September 30, 2025, the Company recognized an expense of $610,668 and $2,602,528, respectively (three and nine months ended September 30, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the three and nine months ended September 30, 2025, the Company recognized an expense of $796,510 and $4,926,044, respectively (three and nine months ended September 30, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On November 7, 2024, the Company granted 275,000 RSUs to consultants of the Company. Of the 275,000 RSUs, 100,000 vested immediately and the remaining 175, 000 vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. During the three and nine months ended September 30, 2025, the Company recognized an expense of $624,031 and $1,851,744, respectively (three and nine months ended September 30, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $15.00.

On December 4, 2024, the Company granted 120,000 RSUs to consultants of the Company. The RSUs vested immediately. On June 27, 2025, 100,000 RSUs were exercised. During the three and nine months ended September 30, 2025, the Company recognized an expense of $nil (three and nine months ended September 30, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $13.21.

On January 6, 2025, the Company granted 511,000 RSUs to a director and a consultant of the Company. The RSUs vest in four equal quarterly tranches with the first tranche vesting on the date of grant. During the three and nine months ended September 30, 2025, the Company recognized an expense of $389,638 and $4,187,505, respectively (three and nine months ended September 30, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $8.24.

During the three and nine months ended September 30, 2025, the total amount related to the vesting of RSUs was an expense of $10,759,486 and $38,311,827, respectively (three and nine months ended September 30, 2024 –$9,104,110) of which $1,364,998 and $4,050,484, respectively (three and nine months ended September 30, 2024 - $nil) was capitalized to exploration and evaluation assets and $9,394,488 and $34,261,343, respectively (three and nine months ended September 30, 2024 – $9,104,110) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

10.
Warrants and warrant liability

At September 30, 2025, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
258,188	$4.00	November 27, 2025
100,000	19.50	November 26, 2025
358,188	$8.33

*On September 11, 2009, the Company issued 286,875 broker warrants in connection with a private placement financing, of these 28,687 have been exercised. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange which was November 27, 2024 when the Company began trading on the NYSE under the symbol “GRO”.

Warrant Liability

Warrants with terms that result in the exercise price or number of shares delivered to be variable, are accounted for as financial liabilities in the condensed interim consolidated statements of financial position. The changes in fair value are recorded in the condensed interim consolidated statements of loss for the period.

Warrant liability transactions during the periods were as follows:

	Nine months ended September 30, 2025			Year ended December 31, 2024
	Number of warrants	Weighted average exercise price	Fair value	Number of Warrants	Weighted average exercise price	Fair value
Balance, beginning of period	100,000	$19.50	$132,200	—	$—	$—
Granted	—	0.00	0.00	100,000	19.50	519,100
Change in fair value	—	0.00	(128,900)	—	—	(386,900)
Balance, end of period	100,000	$19.50	$3,300	100,000	$19.50	$132,200

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company issued 100,000 broker warrants with exercise prices of $19.50. The warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 2 years from the date of grant. The fair value of the warrants of $519,100 on the date of grant was charged to share issuance costs in the consolidated statements of financial position. See Note 8.

As at September 30, 2025, the fair value of the broker warrants of $3,300 (December 31, 2024 - $132,200) was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0% (December 31, 2024 – 0%); expected volatility based on the historical volatility of comparable companies of 85.70% (December 31, 2024 - 76.38%); risk-free interest rate of 2.47% (December 31, 2024 - 2.93%), a stock price of $2.60 (December 31, 2024 - $7.70), based the market price of the Company’s shares on September 30, 2025, and an expected life of 1.2 (December 31, 2024 - 1.9 years).

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

10.
Warrants and warrant liability (continued)

Warrants - equity

Warrant transactions during the periods were as follows:

	Nine months ended September 30, 2025			Year ended December 31, 2024
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of Warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	258,188	$4.00	$543,601	286,875	$4.00	$604,000
Granted	—	—	—	93,750	16.00	$459,500
Change in fair value	—	—	—	(122,437)	13.19	$(519,899)
Balance, end of period	258,188	$4.00	$543,601	258,188	$4.00	$543,601

On May 28, 2024, the Company granted 93,750 warrants of the Company as compensation for services to a company on which a former director of the Company is the founder and CIO. Each warrant was exercisable for one common share of the Company at an exercise price of $16.00 for one year from the date of grant. The fair value of the warrants of $4.901 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 74.6% based on the historic volatility of comparable companies, risk-free interest rate of 4.36% and an expected life of 1.0 years. During the nine months ended September 30, 2025, the Company expensed $nil (nine months ended September 30, 2024 - $459,500) in share-based compensation in the condensed interim consolidated statements of loss and comprehensive loss related to the fair value of the warrants on the date of grant. On June 18, 2024, the warrants were exercised for gross proceeds of $1,500,000.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

11.
Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, the Company had a cash and cash equivalents balance of $9,336,850 (December 31, 2024 - $18,861,029) to settle current liabilities of $1,698,811 (December 31, 2024 - $3,087,293).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)
Interest rate risk

The Company has cash and cash equivalent balances as at September 30, 2025. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b)
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the nine months ended September 30, 2025:

	Average rate	Closing rate
CAD	0.7098	0.7183
BRL	0.1770	0.1880

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at September 30, 2025 would result in an increase or decrease in operating loss of $921 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the condensed interim consolidated statements of loss and other comprehensive loss of approximately $4,091,000.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

11.
Financial Risk Management Objectives and Policies (continued)
(c)
Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the nine months ended September 30, 2025 or the year ended December 31, 2024.

12.
Related Party Disclosures

(a)
Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU and RSU plans. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Directors & officers compensation	$935,068	$399,662	$2,890,670	$1,305,474
Share-based payments	8,467,233	9,396,178	29,184,275	16,499,403
	$9,402,301	$9,795,840	$32,074,945	$17,804,877

Included in the above amounts, is $750,000 (September 30, 2024 - $434,997) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. during the nine months ended September 30, 2025 a company for which Mr. Stan Bharti (Former Executive Chairman and Chair of the Advisory Board of the Company) is the Executive Chairman.

During the nine months ended September 30, 2025, the Company recorded an expense of $29,184,275 (nine months ended September 30, 2024 - $16,499,403) in share-based compensation related to the amortization of the estimated fair value of DSUs and RSUs granted to directors and officers of the Company in 2015, 2022, 2023, 2024 and 2025. As at September 30, 2025, 3,175,000 DSUs were granted to officers and directors of the Company of which 2,695,834 have vested, and 479,166 have not yet vested (See Note 9(b)). As of September 30, 2025, 3,500,000 RSUs were granted to officers and directors of the Company, of which 525,000 have vested and 2,975,000 have not yet vested (See Note 9(c)).

(b)
Transactions with other related parties

As at September 30, 2025, trade payables and accrued liabilities included an amount of $40,326 (December 31, 2024 - $45,706) owing to directors and officers of the Company for consulting and directors fees and $7,331 (December 31, 2024 - $26,121) owing to directors and officers for expense reimbursement.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

12.
Related Party Disclosures (continued)

(b)
Transactions with other related parties (continued)

During the nine months ended September 30, 2025, the Company recorded an expense of $nil (nine months ended September 30, 2024 - $nil) for travel costs with Tali Flying LP, a company which has a former common director. As at September 30, 2025, trade payables and accrued liabilities included $nil (December 31, 2024 - $nil) owing to Tali Flying LP and prepaid expenses included $nil (December 31, 2024 - $113,893) advanced to Tali Flying LP.

See Note 10 for warrants granted during the year ended December 31, 2024.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.
Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $19,699,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $9,378,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these condensed interim consolidated financial statements.

The Company has been involved in a number of lawsuits challenging the Company’s environmental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the recent counterclaims is not determinable yet.

On November 1, 2024, the Company and its Subsidiary entered into an option agreement (the “Option Agreement”) with Franco-Nevada Corporation (“Franco Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option (the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property (the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by the Subsidiary or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement. The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (cost and freight Brazil). Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when the Company has obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by the Company to fund costs for the construction and operation of the Autazes Project. Franco- Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) the Company’s Subsidary and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) the Subsidiary providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement). Franco Nevado is also a shareholder of the Company.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2025 and 2024

13.
Commitments and contingencies (continued)

On November 13, 2024, a supplier of the Company filed a statement of claim in the Ontario Superior Court of Justice in the amount of $367,080. As at September 30, 2025, the Company has not recorded this amount in these condensed interim consolidated financial statements as it believes the claim is without merit.

On August 20, 2025, the Company announced the execution of a definitive commercial offtake agreement between its Subsidiary, and Keytrade Fertilizantes Brasil Ltda. ("Keytrade"), the Brazilian subsidiary of Keytrade AG, one of the world's leading fertilizer trading companies. The binding agreement (the “Agreement”) establishes a 10-year take-or-pay commitment for Keytrade to purchase up to ~900,000 tons of potash annually from the Autazes Potash Project. This finalizes the memorandum of understanding announced on January 16, 2025.

14.
Subsequent events

On October 17, 2025, the Company announced that it had entered into a private placement financing with certain institutional and accredited investors for the sale of an aggregate of 11,450,000 Common Units and 2,550,000 Pre-Funded Units. Each Common Unit is comprised of one common share of the Company and one common stock purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit has a purchase price of $2.00, and each Pre-Funded Unit has a purchase price of $1.999. The Pre-Funded Warrants will have an exercise price of $0.001 per common share, be immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and will expire in five years. The Common Shares and Common Warrants forming part of the Common Units and the Pre-Funded Warrants and Common Warrants forming part of the Pre-Funded Units are immediately separable and will be issued separately. On October 20, 2025, the Company closed the sale of 7,450,000 Common Units and 4,550,000 Pre-Funded Units and on October 27, 2025, the Company closed the sale of 2,000,000 Common Units.